Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78016HSP3
Trade Date:	January 27, 2023 (expected)
Issue Date:	August 31, 2023 (expected)
Valuation Date:	January 27, 2026 (expected)
Maturity Date:	January 30, 2026 (expected)
Reference Stocks:	An equally-weighted basket (the "Basket") consisting of Advanced Micro Devices, Inc. (“AMD”) and NVIDIA Corporation ("NVDA")
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in April 2023
Contingent Coupon Rate:
[11.00%-12.00%] per annum (to be determined on the Trade Date). The Contingent Coupon will be paid on each Coupon Payment Date (together with any previously unpaid Contingent Coupons) if the Observation Level of the Basket (calculated as described in the terms supplement) is greater than or equal to the Coupon Barrier.

Call Feature:
Beginning with the second Observation Date, the Notes will be automatically called for 100% of their principal amount, plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons, if the Observation Level is greater than or equal to the Initial Basket Level.

Observation Level:	The level of the Basket as of the applicable Observation Date, calculated as the weighted returns of each Reference Stock.
Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Coupon Barrier and Trigger Level:	60% of the Initial Basket Level
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Basket Level:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity (and any previously unpaid Contingent Coupons), unless the Final Basket Level is less than the Trigger Level.
If the Final Basket Level is less than the Trigger Level, you will lose 1% of the principal amount for each 1% decrease in the level of the Basket.

Initial Basket Level:	Set to 100 on the Trade Date.
Final Basket Level:	The value of the Basket on the Valuation Date, calculated as described in the terms supplement.
Underwriting Discount and Commissions:	2.25% of the principal amount.
Product Characteristics
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If the Observation Level of the Basket is greater than or equal to the Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date, together with any previously unpaid Contingent Coupons.

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If the Observation Level (beginning with the second Observation Date) is at or above the Initial Basket Level, the Notes will be automatically called at the principal amount plus the Contingent Coupon (together with any previously unpaid Contingent Coupons) on the applicable Call Settlement Date.

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If the Notes are not automatically called and the Final Basket Level is greater than or equal to the Trigger Level, the Notes will pay the principal amount plus the Contingent Coupon (together with any previously unpaid Contingent Coupons).

•	If the Final Basket Level is less than the Trigger Level, you could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT FOR EACH OBSERVATION DATE
The Notes will not be automatically called and you will not receive the relevant Contingent Coupon for the applicable Observation Date.

DETERMINING PAYMENT AT MATURITY
You will lose 1% of the principal amount of your notes for each 1% decrease in the level of the Basket.
Investors could lose some or all of their investment at maturity if there has been a decline in the value of the Basket.
Key Product Risks
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This investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Basket Level is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the level of the Basket from the Trade Date to the Valuation Date.

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The Notes do not guarantee the payment of any Contingent Coupons over their term. You will not receive the Contingent Coupon in respect of any Observation Date where the Observation Level is less than the Coupon Barrier (unless payable following a subsequent Observation Date).

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the level of the Basket, which may be significant.
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Although the return on the Notes will be based on the performance of the Basket, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks

Product Risks
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Investors could lose all or a substantial portion of their principal amount if there is a decrease in the level of the Basket between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Basket Level on the Valuation Date is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the level of the Basket from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

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Investors may not receive payment of any Contingent Coupons over the term of the Notes.  You will not receive the Contingent Coupon in respect of any Observation Date if the Observation Level of the Basket is below its Coupon Barrier (unless payable following a subsequent Observation Date).

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If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The period over which you could receive the Contingent Coupons could be as little as six months.

•	Decreases in the price of one Reference Stock may offset increases in the price of the other Reference Stock.
•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
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The initial estimated value that will be set forth in the final pricing supplement for the Notes is expected to be less than the principal amount, and does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes. Sales of the Notes in the secondary market may result in significant losses.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the prices of the Reference Stocks, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stocks, the amount of time remaining until maturity of the Notes, the dividend rate on the Reference Stocks, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stocks, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.